September 15, 2014

Via EDGAR and E-mail

H. Roger Schwall, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Carbon Natural Gas Company
10-K for the Fiscal Year ended December 31, 2013
Filed March 31, 2014
File No. 0-02040

Dear Mr. Schwall:

This letter is in response to the Commission’s September 4, 2014 comment letter to Carbon Natural Gas Company (the “Company”). The Company’s responses to the Commission’s comments are set forth below.

Form 10-K for the Fiscal Year ended December 31, 2013

Exhibits

Exhibits 10.4, 10.12 and 10.13

Comment No. 1:	We note that you have omitted the exhibits and schedules to the participation agreements between Nytis Exploration Company LLC and Liberty Energy LLC. Please re-file such agreements with your next periodic report to include such omitted exhibits and schedules, or tell us why you believe that you are not required to file them. Refer to Item 601(b) of Regulation S-K.

Response:

The Company will re-file the participation agreements between Nytis Exploration Company LLC and Liberty Energy LLC with our Form 10-Q for the quarter ending September 30, 2014, with exhibits and schedules, provided that certain information contained in such schedules and exhibits might be the subject of a request for confidential treatment.

Further, the Company states and acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope we have adequately addressed your comments. If you need further information or have additional comments, please contact Theresa M. Mehringer, Esq. at 303-796-2626 or tmehringer@bfwlaw.com.

Respectfully submitted

Carbon Natural Gas Company

/s/ Kevin Struzeski

By:	Kevin D. Struzeski
Chief Financial Officer

cc: Theresa M. Mehringer

1700 Broadway, Suite 1170, Denver, Colorado	Telephone 720 407 7030 Facsimile 720 407 7031
2480 Fortune Drive, Suite 300, Lexington, Kentucky 41129	Telephone 859 299 0771 Facsimile 859 299 0772